         AMENDMENT #1 TO SUPPORT SERVICES AGREEMENT

This Amendment #1 to Support Services Agreement (the “Amendment”) is made and entered into as of the 13th of October, 2003, between Ruby Tuesday, Inc., a Georgia corporation (“RTI”) and Specialty Restaurant Group, LLC, a Delaware Limited Liability Company (“SRG”).

RECITALS

WHEREAS, RTI and SRG are parties to that certain Support Services Agreement dated November 20, 2000, (the “Agreement”); and

WHEREAS, RTI and SRG desire to extend and amend the Agreement as hereinafter setforth; and

WHEREAS, capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and obligations contained herein, the parties agree as follows:

1)	Notwithstanding the terms and conditions of Section 3 of the Agreement, the term of the Agreement is extended from November 20, 2003 to and through November 20, 2013 (the “Extended Term”). There shall be no options to extend the Agreement beyond the Extended Term. RTI and SRG may terminate the Agreement as described in Section 3 of the Agreement during the Extended Term. In addition, RTI shall have the right to terminate the Agreement, without cause and without liability, at any time upon one (1) year notice given by RTI to SRG.

2)	Notwithstanding the terms of Section 2.A. of the Agreement, during the Extended Term SRG shall pay to RTI a continuing fee of (A) 2% of Gross Sales during the first year of the Extended Term, (B) 2.25% of Gross Sales during the second year of the Extended Term, and (C) 2.5% of Gross Sales in the third and subsequent years of the Extended Term. In addition, until such time as General Electric Capital Business Asset Funding Corporation (“GE Capital”) and a General Electric Capital Business Asset Funding Corporation of Arkansas (“GE Capital of Arkansas”) each releases RTI from any and all of RTI’s obligations under that certain Agreement Regarding Collateral dated as of November 20, 2000, among GE Capital, GE Capital of Arkansas, RTI and SRG; and GE Capital and GE Capital of Arkansas each releases RTI from any and all of RTI’s obligations under that certain Master Agreement and Indemnity Regarding Leases and Subleases dated as of November 20, 2000, among GE Capital, GE Capital of Arkansas, RTI and SRG; and James CarMichael releases RTI from any and all of RTI’s obligations pursuant to that certain agreement dated as of November 20, 2000, between James CarMichael and RTI, the continuing fee described above shall be increased by 0.5% (or 50 basis points) (e.g. the continuing fee would be 2.5% of Gross Sales during the first year of the Extended Term; 2.75% in such second year; and 3.0% thereafter) and such additional amount shall be payable by SRG to RTI.

3)	Upon the first to occur of (A) the closing of SRG’s Sale of its Tia’s Tex-Mex units to Tia’s Restaurant, Inc. or (B) November 20, 2003, SRG shall pay to RTI any and all continuing fee delinquencies payable by SRG to RTI pursuant to Section 2.A. of the Agreement (approximately $490,000.00 as of September 2, 2003).

4)	In all other respects, the Agreement, as modified by this Amendment, is ratified and reaffirmed.

IN WITNESS WHEREOF, the undersigned have entered into this Amendment as witnessed by their signatures below.

ATTEST:	Specialty Restaurant Group, LLC
/s/ Daniel T. Cronk	By:/s/ James H. CarMichael
James H. CarMichael, President

ATTEST:	Ruby Tuesday, Inc.
/s/ Daniel T. Cronk	By: /s/ Sandy E. Beall, III
Name: Title: